Exhibit 99.1

Sapiens Achieves Soc 1 and Soc 2 Type 2 Compliance Certificate for Key P&C Solutions

Third-party validation of policies, procedures and standards affirms Sapiens’ commitment to security and compliance

Holon, Israel – January 29, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens PolicyPro for Property & Casualty and Sapiens BillingPro for Property & Casualty have achieved the Service Organization Control (SOC) 1 and 2 Type 2 compliance certification, an attestation standard defined by the Association of International Certified Professional Accountants (AICPA) certifying that PolicyPro and BillingPro’s information security practices, policies and procedures are officially approved to meet the SOC 1 and 2 trust principles criteria for security, availability, processing integrity and confidentiality.

“We have put significant focus on dependability and security of our solutions,” said John Pettit, Sapiens’ chief of product and strategy, P&C, North America. “With SOC certification, our customers and partners can be even more confident that there are controls and auditing procedures in place to maintain the security, availability and confidentiality of their information.”

“As insurers look to vendors for increased cloud deployment of mission-critical applications, reaching the level of SOC 1 and SOC 2 compliance is a significant level to attain,” said Karen Furtado, Partner at Strategy Meets Action. “This degree of certification positions Sapiens to be a brand that understands the requirements of providing and supporting the applications, as well as the many facets of a cloud operating environment, with process integrity.”

To attain SOC certification, Sapiens’ P&C solutions were reviewed by an independent auditor against the criteria set forth by the AICPA. For more details, visit: www.aicpa.org/soc.

“We are proud to be one of a handful of P&C software solution providers to achieve the stringent requirements of SOC 1 and SOC 2,” continued Pettit. “This certification sends an important message to carriers that we exceed compliancy requirements with meaningful audit standards that further position Sapiens as a leading provider of cloud-based P&C software solutions.”

Sapiens now has six solutions certified SOC 1 or 2.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com